As filed with the Securities and Exchange Commission on May 21, 2004

Registration No. 333- 114475

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

POST-EFFECTIVE AMENDMENT NO. 1

TO

FORM S-4

REGISTRATION STATEMENT

Under

THE SECURITIES ACT OF 1933

EPICOR SOFTWARE CORPORATION

(Exact name of Registrant as specified in its charter)

Delaware	7372	33-0277592
(State or other jurisdiction of	(Primary Standard Industrial	(I.R.S. Employer
incorporation or organization)	Classification Code Number)	Identification Number)

18200 Von Karman Avenue

Suite 1000

Irvine, California 92612

(949) 585-4000

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

L. George Klaus

Chairman of the Board, President and Chief Executive Officer

Epicor Software Corporation

18200 Von Karman Avenue

Suite 1000

Irvine, California 92612

(949) 585-4000

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Larry W. Sonsini Katharine A. Martin Steve L. Camahort Bradley L. Finkelstein Wilson Sonsini Goodrich & Rosati Professional Corporation 650 Page Mill Road Palo Alto, CA 94304 (650) 493-9300	Andreas F. Kemi Chief Executive Officer Scala Business Solutions N.V. Prinsengracht 739-741 1017 JX Amsterdam The Netherlands +31 20 427-4361	Scott V. Simpson Ann Beth Bejgrowicz Skadden, Arps, Slate, Meagher & Flom (UK) LLP 40 Bank Street Canary Wharf London, E14 5DS, England +44 20 7519-7000

Approximate date of commencement of proposed sale of the securities to the public: Upon completion of the exchange offer described herein.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.    ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☒  333-114475

EXPLANATORY NOTE

This Post-Effective Amendment No. 1 is being filed solely to file Exhibit 99.1 and Exhibit 99.4, the Dutch offering memorandum and the Application Form to tender Scala Ordinary Shares to ABN AMRO Bank N.V., respectively. No changes have been made to Part I or Part II of this registration statement, other than Item 21 (Exhibits and Financial Statement Schedules) of Part II.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20. Indemnification of Officers and Directors

Section 145 of the General Corporation Law of the State of Delaware authorizes a corporation to grant or a court to award indemnification to directors and officers in terms that are sufficiently broad to permit indemnification under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act. Epicor’s Second Restated Certificate of Incorporation, as amended, and Epicor’s Amended and Restated Bylaws provide for indemnification of its directors, officers, employees and other agents to the maximum extent permitted by Delaware Law. Epicor’s Amended and Restated Bylaws also provide that Epicor’s may purchase insurance to protect any director, officer, employee or agent against any liability, whether or not Epicor would have the power to indemnify such person against such liability under Delaware Law. In addition, Epicor has entered into indemnification agreements with its directors and certain officers, pursuant to which these directors and officers are indemnified to the fullest extent permitted by Epicor’s Second Restated Certificate of Incorporation, Epicor’s Amended and Restated Bylaws and applicable law as the same exists or may be amended.

Item 21. Exhibits and Financial Statement Schedules

Exhibit Number	Exhibit Description

2.1*	Amended and Restated Merger Protocol, dated as of April 14, 2004, by and among the registrant and Scala Business Solutions N.V. (included as Annex A to the prospectus forming a part of this registration statement).

3.1(1)*	Second Restated Certificate of Incorporation of Epicor Software Corporation.

3.2(2)*	Certificate of Amendment to Second Restated Certificate of Incorporation.

3.3(3)*	Amended and Restated By-Laws of Epicor Software Corporation.

3.4(4)*	Specimen Certificate of Common Stock.

4.1*	Reference is made to exhibits 3.1, 3.2 and 3.3 hereof.

4.2(5)*	Amended and Restated Preferred Stock Rights Agreement between the registrant and Mellon Investor Services LLC.

5.1*	Legal opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation.

10.1*	Credit Agreement (24-month) dated as of January 28, 2004 among Epicor Software Corporation and KeyBank National Association.

23.1*	Consent of Wilson Sonsini Goodrich & Rosati, Professional Corporation (included in Exhibit 5.1).

23.2*	Consent of Deloitte & Touche LLP, Independent Auditors with respect to Epicor Software Corporation.

Exhibit Number		Exhibit Description

23.3	*	Consent of Deloitte & Touch LLP, Independent Auditors with respect to ROI Systems, Inc.

23.4	*	Consent of KPMG Accountants N.V., Independent Auditors with respect to Scala Business Solutions N.V.

24.1	*	Power of Attorney.

99.1		Dutch offering memorandum.

99.2	*	Opinion of Fortis Bank (Nederland) N.V., financial advisor to Scala Business Solutions N.V. (included as Annex B to the prospectus forming a part of this registration statement).

99.3	*	Consent of Fortis Bank (Nederland) N.V.

99.4		Application Form to tender Scala Ordinary Shares to ABN AMRO Bank N.V.

99.5	*	Consent of Andreas F. Kemi to be named as director.

(1)	Incorporated by reference to exhibit number 3.1 to registrant’s Registration Statement on Form S-1, Reg. No. 33-57294.

(2)	Incorporated by reference to exhibit number 3.2 to registrant’s Report on Form 10-Q for the quarter ended December 31, 1996.

(3)	Incorporated by reference to exhibit number 3.4 to registrant’s Registration Statement on Form 8-/A filed on November 21, 2001.

(4)	Incorporated by reference to exhibit number 3.6 to registrant’s Registration Statement on Form S-1, Reg. No. 33-51566.

(5)	Incorporated by reference to registrant’s registration statement on Form 8-A/A, filed with the Securities and Exchange Commission on November 21, 2001.

*	Previously filed.

Item 22. Undertakings

The undersigned registrant hereby undertakes:

(1) that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

(2) insofar as indemnification for liabilities under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 20 above, or otherwise, the registrant has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. If a claim of indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in a successful defense of any action, suit or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue;

(3) that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form;

(4) that every prospectus (i) that is filed pursuant to paragraph (3) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, as amended, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

(5) to respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11 or 13 of this Form S-4, within one business day of receipt of any such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed after the effective date of the registration statement through the date of responding to such request; and

(6) to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing Post-Effective Amendment No. 1 on Form S-4 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto, duly authorized, in the City of Irvine, State of California, on May 13, 2004.

EPICOR SOFTWARE CORPORATION

By:	/s/ L. GEORGE KLAUS

Name:	L. George Klaus
Title:	President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment No. 1 to this Form S-4 Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ L. GEORGE KLAUS L. George Klaus	Chairman of the Board, Chief Executive Officer and President (Principal Executive Officer)	May 13, 2004

* Michael A. Piraino	Senior Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)	May 13, 2004

* Harold D. Copperman	Director	May 13, 2004

* Donald R. Dixon	Director	May 13, 2004

* Thomas F. Kelly	Director	May 13, 2004

* Robert H. Smith	Director	May 13, 2004

*By:	/s/ L. GEORGE KLAUS	May 13, 2004
L. George Klaus
Attorney-in-fact

EXHIBIT INDEX

Exhibit Number		Exhibit Description

2.1	*	Amended and Restated Merger Protocol, dated as of April 14, 2004, by and among the registrant and Scala Business Solutions N.V. (included as Annex A to the prospectus forming a part of this registration statement).

3.1	(1)*	Second Restated Certificate of Incorporation of Epicor Software Corporation.

3.2	(2)*	Certificate of Amendment to Second Restated Certificate of Incorporation.

3.3	(3)*	Amended and Restated By-Laws of Epicor Software Corporation.

3.4	(4)*	Specimen Certificate of Common Stock.

4.1	*	Reference is made to exhibits 3.1, 3.2 and 3.3 hereof.

4.2	(5)*	Amended and Restated Preferred Stock Rights Agreement between the registrant and Mellon Investor Services LLC.

5.1	*	Legal opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation.

10.1	*	Credit Agreement (24-month) dated as of January 28, 2004 among Epicor Software Corporation and KeyBank National Association.

23.1	*	Consent of Wilson Sonsini Goodrich & Rosati, Professional Corporation (included in Exhibit 5.1).

23.2	*	Consent of Deloitte & Touche LLP, Independent Auditors with respect to Epicor Software Corporation.

23.3	*	Consent of Deloitte & Touch LLP, Independent Auditors with respect to ROI Systems, Inc.

23.4	*	Consent of KPMG Accountants N.V., Independent Auditors with respect to Scala Business Solutions N.V.

24.1	*	Power of Attorney.

99.1		Dutch offering memorandum.

99.2	*	Opinion of Fortis Bank (Nederland) N.V., financial advisor to Scala Business Solutions N.V. (included as Annex B to the prospectus forming a part of this registration statement).

99.3	*	Consent of Fortis Bank (Nederland) N.V.

99.4		Application Form to tender Scala Ordinary Shares to ABN AMRO Bank N.V.

99.5	*	Consent of Andreas F. Kemi to be named as director.

(1)	Incorporated by reference to exhibit number 3.1 to registrant’s Registration Statement on Form S-1, Reg. No. 33-57294.

(2)	Incorporated by reference to exhibit number 3.2 to registrant’s Report on Form 10-Q for the quarter ended December 31, 1996.

(3)	Incorporated by reference to exhibit number 3.4 to registrant’s Registration Statement on Form 8-/A filed on November 21, 2001.

(4)	Incorporated by reference to exhibit number 3.6 to registrant’s Registration Statement on Form S-1, Reg. No. 33-51566.

(5)	Incorporated by reference to registrant’s registration statement on Form 8-A/A, filed with the Securities and Exchange Commission on November 21, 2001.

*	Previously filed.